Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

May 30, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:Post-Effective Amendment No. 133 to the Registration Statement on Form N-1A of DWS CROCI® Sector Opportunities Fund, a series of DWS Securities Trust (the “Registrant”); (Reg. Nos. 002-36238; 811-02021)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Registrant in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on May 5, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on March 19, 2014.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: Confirm that the contractual expense waiver/reimbursement will expire no less than one year from the effective date of the Registrant’s registration statement.

Response:  The Registrant confirms that the expense waiver/reimbursement arrangement is for a period of at least one year from the effective date of the Registrant’s registration statement.

2.
Comment:  Consider whether it would be appropriate to add high turnover disclosure as a result of the quarterly rebalancing strategy.  Also, consider whether the use of the two systematic portfolio turnover control buffers may have an effect on the CROCI® strategy.

Response:  The Registrant believes that the two selection buffers, namely the sector buffer and P/E buffer as well as the other measures that will be taken by the portfolio management to reduce portfolio turnover, as described in the Fund’s strategy (e.g., application of liquidity and trading controls and management of the portfolio with tax efficiency in mind) assist in reducing portfolio turnover. As a result, the Registrant does not believe that high portfolio turnover is a principal risk of the Fund. In addition, based on portfolio management’s back testing of the selection buffers (using historical CROCI® strategy data), the Registrant does not believe that the use of the buffers will have a negative effect on the strategy. However, in response to the comment, the

Registrant has decided to add the following language to the end of the second paragraph of “CROCI risk” under the heading “Main Risks” in the prospectus:

“The measures utilized by portfolio management to attempt to reduce portfolio turnover, market impact and transactions costs could affect performance.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan
Director

cc.  Elizabeth Reza, Esq., Ropes & Gray

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